UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONVERGENCE ETHANOL, INC.
(Name of Issuer)

COMMON STOCK, 0.001 par value per share
(Title of Class of Securities)

21248E107
(CUSIP Number)

Mr. Daniel K. Moscaritolo
4010 Lemonberry Place
Thousand Oaks, CA 91362
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.
1	NAME OF REPORTING PERSON Daniel Kenneth Moscaritolo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,462,887
8 SHARED VOTING POWER N/A
9 SOLE DISPOSITIVE POWER 2,462,887
10 SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,462,887 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.08% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Based on the 17,487,254 shares of the Common Stock outstanding as of February 17, 2007 as reported by the Company in its Periodic Report on Form 10-QSB/A as filed with the Securities and Exchange Commission on March 1, 2007.

Item 1. Security and Issuer.

This Statement relates to the common stock, $0.001 par value (the “Common Stock”), of Convergence Ethanol Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are at 5701 Lindero Canyon Road, Bldg. 2-100, Westlake Village, CA 91362.

Item 2. Identity and Background.

a)	The person filing this Statement is Daniel Kenneth Moscaritolo (the “Reporting Person”);

b)	The Reporting Person’s business address is 4010 Lemonberry Place, Thousand Oaks, CA 91362;

c)	The Reporting Person’s is currently unemployed.

d)	Criminal Proceedings: During the last 5 years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	Civil Proceedings:

On December 13, 2006, the Reporting Person presented the Company’s management with a purported action by written consent of the shareholders of the Company indicating that the shareholders had elected to remove the current board of directors and elect the Reporting Person and Thomas Hemingway as directors in their place. The Reporting Person also presented management with two separate purported actions by written consent of the new purported board of directors indicating that the Company's current officers, James A. Latty and Richard W. York, were terminated and that the Reporting Person was elected to serve as Secretary of the Company and Mr. Hemingway was elected to serve as President and Chief Executive Officer of the Company. The Company rejected the purported shareholder action on the grounds that, on its face, the purported action showed an insufficient number of votes had been obtained to approve the requested action, and on the further grounds that the consent of shareholders was solicited and obtained in violation of the proxy rules set forth in Section 14 of the Securities Exchange Act of 1934, as amended (the “Act”). As a consequence of the invalidity of the purported shareholder action, the Company also rejected the actions of the new purported board of directors terminating and replacing the officers of the Company.

On December 14, 2006, the Company filed a lawsuit in the United States District Court, Central District of California, Western Division (Case No.: CV06-07971) against the Reporting Person for violations of the Act, declaratory relief, breach of fiduciary duty, intentional interference with contract, and conversion. Specifically, the Company alleged that Reporting Person’s actions to wrest control of the board of directors were invalid and unlawful. On February 8, 2007, a default was entered against the Reporting Person after he failed to timely file a responsive pleading to the Complaint. On February 12, 2007, the Court entered an Order granting the Company’s Motion for a Preliminary Injunction. Pursuant to the Order, the Court ruled that: (1) the attempted shareholder action initiated by the Reporting Person and his purported proxies was void as the proxies were solicited and obtained in violation of federal securities laws; and (2) the Reporting Person and those acting in his control or direction were enjoined from (a) voting or attempting to vote any of the illegally obtained proxies; (b) purporting to act as directors of officers of the Company or its subsidiaries; (c) further soliciting shareholder proxies in violation of federal securities laws; and (d) disclosing any confidential or proprietary information of the Company.

f)	The individual Reporting Person is a citizen of United States.

Item 3. Source and Amount of Funds or Other Consideration.

On February 18, 2004, the Reporting Person acquired shares of Common Stock in exchange for all his common stock of MEMS USA, Inc., a California Corporation pursuant to the Merger Agreement and Plan of Reorganization (“Merger Agreement”), among the Company, MEMS USA, Inc., Memacq1-2-3, Inc., a wholly owned subsidiary of the Company and certain shareholders of MEMS USA, Inc. Under the Merger Agreement, the Company acquired one hundred percent of the common stock of MEMS USA, Inc. (the “Merger”). In connection with the Merger, the Company issued an aggregate of 2,568,687 shares of Common Stock to the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person brought suit against the Company on January 10, 2007, in the First Judicial District of Court of the State of Nevada in and for Carson City (Case No.: 07-00035A) against the Company, James A. Latty, and Steve Newsome, a Director of the Company to require the Company to hold a shareholder annual meeting and an election of directors, and to require the Company to have regular annual meetings thereafter. On February 23, 2007 the court issued an order to the Company requiring the Company to give notice to shareholders and hold its Annual Meeting on or before April 15, 2007.

The Reporting Person intends to solicit proxies from the shareholders of the Company for purposes of removing or replacing the Board of Directors of the Company, which may include soliciting proxies to vote at the 2007 Annual Meeting of Shareholders of the Company (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (“Annual Meeting”) or may include soliciting written consents to approve holding a special meeting to remove the incumbent directors from the Board as well as to vote at such a special meeting. The Reporting Person intends to nominate individuals, including the Reporting Person, for election to the Board of Directors of the Company. If successful, the Reporting Person intends to replace the current Board of Directors and management of the Company.

The Reporting Person filed a Sarbanes-Oxley Whistleblower complaint (No. 9-3290-07-019) on January 29, 2007, with the Occupational Safety and Health Administration under Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002, and Title VIII of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1514A. The Reporting Person intends to continue to pursue this matter.

The Reporting Person also intends to consider bringing such other legal action as the Reporting Person deems appropriate to protect the interests of the Reporting Person and the Company’s other shareholders as well as such legal actions as may be necessary or appropriate regarding the Reporting Person’s employment termination by the Company.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The Reporting Person beneficially owns 2,462,887 shares of the Company’s Common Stock representing 14.08% of the Company’s outstanding shares of Common Stock based on the 17,487,254 shares of the Common Stock outstanding as of February 17, 2007 as reported by the Company in its Periodic Report on Form 10-QSB/A as filed with the Securities and Exchange Commission on March 1, 2007. The Reporting Person has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of such shares.

(c)	During the past sixty days there have been no transactions in shares of Common Stock of the Company by the Reporting Person.

The following transactions in the shares of Common Stock of the Company were effected by the Reporting Persons since February 18, 2004:

Table of Transactions

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
02/18/2004	2,568,687	$1.00*
04/10/2005	32,782	$1.00*
04/15/2005	(17,500)	Transferred by gift
05/10/2005	(15,282)	Transferred by gift
09/10/2005	(105,800)	$1.00

*
The prices per share listed in the Table of Transactions are estimates given purely in the interest of providing information in this report and the actual value of the non-cash “Purchase Price” paid for the shares may be different.

(d)-(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person, Thomas Hemingway and Donald Hejmanowski have a verbal agreement that the Reporting Person will be appointed Chief Technology Officer of the Company if the Reporting Person’s nominees are elected to the Board of Directors of the Company at the Annual Meeting.

Item 7. Material to Be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2007

/s/ Daniel Kenneth Moscaritolo
Daniel Kenneth Moscaritolo